WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, 05. November 2004

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **November 4th, 2004** concerning **"WashTec: Results of the first nine months 2004".**

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG

Christine Baisley

WashTec

PRESS RELEASE

WashTec AG: Results of the first nine months 2004

Improved earnings in spite of significantly lower sales underlines successful implementation of restructuring programme:

- **EBT positive once again for the first time since the restructuring programme was begun**
- **Gross margin significantly increased on previous year**
- **Operating cash flow at Euro 13.7 million**

Augsburg, 4 November 2004 – The course of business in the third quarter of 2004 was characterised by a lower level of sales and the continuation of the successful implementation of the restructuring of WashTec AG. Earnings before tax (EBT) increased to Euro +0.2 million in the first nine months (previous year: Euro -19.4 million) and were thus positive for the first time following the inclusion of one-off restructuring items. Total one-off expenses amounted to Euro –1.1 million (previous year: Euro –17.0 million). Earnings before tax (EBT) for the third quarter amounted to Euro 2.2 million (previous year: Euro –1.7 million), following inclusion of an overall positive one-off restructuring item amounting to Euro 0.9 million (previous year: Euro –4.3 million). This positive one-off item was attributable to the collective salary agreement relating to the reorganisation and to proceeds from the sales of the assets of the Spanish sales subsidiary.

As expected, the sales of Euro 152.7 million reported for the first nine months and those of Euro 51.8 million reported for the third quarter were below their respective figures for the previous year (Euro 177.3 million and Euro 62.7 Million). This reflects

WashTec AG
Argonstraße 7
86153 Augsburg
Phone: +49-821-55 84-0
Fax +49-821-55 84-12 04

Board of Management:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of the Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg

the impact of the company's intentional relinquishment of unprofitable sales. For this reason, the company has discontinued its train washing and process technology activities in Germany and sold its British Wesurail Ltd. subsidiary. "We are satisfied with the course of business and the results already achieved by our restructuring programme", commented Thorsten Krüger, Spokesman of the Board of Management of WashTec AG. "We were able to raise our gross margin by six percentage points compared to previous year."

The company's operating cash flow rose in the first nine months to Euro +13.7 million from Euro –3.9 million in the equivalent period in the previous year. Its liabilities to banks reduced by Euro 11.6 million in the current financial year. In the third quarter alone, loan liabilities decreased by Euro 4.9 million.

The company received a thoroughly positive response to the new products in its SoftCare family, which were presented to international specialists for the first time at this year's automechanika fair in Frankfurt am Main. The newly developed SoftCare Juno and SoftCare Evo portal washing facilities expand the SoftCare family in the Premium and Classic Low segments. "At the fair itself we were able to hold promising initial talks with international mineral oil companies, as well as with individual operators," commented Krüger, underlining his confidence in the market potential of the two newly developed facilities.

In the fourth quarter of the current financial year, the Board of Management expects to see a significant increase in adjusted earnings. Due to the rise in orders on hand, sales are expected to reach the same level as in the previous year. The implementation of newly initiated projects may lead to one-off charges on earnings in the fourth quarter. For the overall 2004 financial year, WashTec continues to expect its sales to be significantly lower than in the previous year. The Board of Management expects to see positive earnings before tax (EBT) following one-off items for the overall 2004 financial year. The cash flow for the overall year is also expected to be clearly positive. "For 2005, we still aim to achieve an EBIT margin of

around 10%", stated Krüger in respect of the outlook for the coming financial year. In 2005, following the publication of the annual financial statements for the 2004 financial year, the capital increase resolved by the Annual General Meeting in June 2004 is expected to be executed in order to achieve a fundamental reorganisation of the balance sheet structure.

Interim report can be downloaded at www.washtec.de

Press contact:

WashTec AG
Frau Karoline Kalb
Tel: +49(821)55841134
Fax: +49(821)55841204
Email: Kkalb@washtec.de

Haubrok Investor Relations
Herr Michael Werneke
Tel: +49(211)30126109
Fax: +49(211)30126172
Email: M.Werneke@haubrok.de